AVISTAR COMMUNICATIONS CORPORATION
1875 South Grant Street, 10th Floor
San Mateo, CA 94402
Main 650.525.3300
Fax 650.525.1360
Video 650.525.1580
www.avistar.com

December 23, 2010

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:              Kathleen Collins, Accounting Branch Chief
Megan Akst, Staff Accountant
Melissa Feider, Staff Accountant
Michael Johnson, Staff Attorney
Maryse Mills-Apenteng, Special Counsel

Re:	AVISTAR COMMUNICATIONS CORPORATION
FORM 10-K for the year ended December 31, 2009 (the “Form 10-K”)
Filed on March 30, 2010
FORM 10-Q for fiscal quarter ended September 30, 2010 (the “Form 10-Q”)
FILE No. 001-31121

Ladies and Gentlemen:

On behalf of Avistar Communications Corporation (“Avistar” or the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) set forth in the Staff’s letter dated December 15, 2010 relating to the above referenced filings.

The Company is filing this letter via EDGAR, and for the convenience of the Staff, is providing the Staff with courtesy hard copies via overnight courier.  To facilitate the review of the Company’s responses, each of the Staff’s comments has been restated in italicized, bold type below, followed by the Company’s response.

United States Securities and Exchange Commission
December 23, 2010

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1. Business

Video Communications Products, page 11

1.
We note that for the year ended December 31, 2009, City Information Services and Deutsche Bank AG and its affiliates accounted for 19% and 14% of your total revenues, respectively.  It appears that you should describe the material terms of any material contract agreements with these customers.  Additionally, please provide us with a detailed analysis as to whether you are substantially dependent on any agreements with these customers such that the agreements should be filed as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

We respectfully inform the Staff that, for the reasons detailed below, we believe that the current disclosure in our annual report on Form 10-K for the fiscal year ended December 31, 2009 is sufficient with respect to City Information Services (“CityIS”) and Deutsche Bank AG (“Deutsche”).  In addition, for the reasons described below, we have concluded that the filing of our agreements with CityIS and Deutsche is not required pursuant to Item 601 of Regulation S-K.

In our Form 10-K, we describe the material terms and conditions of our typical contractual relationships with our customers.  Our agreements with Deutsche and CityIS are consistent with typical terms described in the Form 10-K.  We do not describe the specific terms of our arrangements with CityIS and Deutsche as we have concluded that our business is not dependent on either customer or contract within the meaning of Item 601(b)(10)(ii) of Regulation S-K.

Discussion of our customer relationships can be found in three sections of our Form 10-K.  First, on page 11, in the Business section, we disclose that our customers typically operate on a decentralized basis and as such a single company may represent several separate accounts.  Second, in the last risk factor listed on page 18, we describe the risks related to our customer relationships, including the impact of a termination of a major customer.  Third, the nature and general terms of the Company’s product, maintenance and services sales/ offerings are described in Note 2 to the Financial Statements under “Revenue Recognition and Deferred Revenue.” We believe that the disclosure of these standard terms and conditions provides our investors with important information related to our customer relationships.  We also believe that our agreements with Deutsche and CityIS are consistent with the general description of our customer arrangements set forth in the Form 10-K and also consistent with standard industry terms for contracts of this type.  Accordingly, we do not believe that filing such agreements as Exhibits to the Form 10-K would materially enhance an investor’s understanding of our business or customer relationships.

[***]  Portions of this letter have been omitted pursuant to a request for confidential treatment filed pursuant to Rule 24-2 promulgated under the Securities Exchange Act of 1934, as amended, and the omitted portions represented by [***] have been separately filed with the Securities and Exchange Commission.

United States Securities and Exchange Commission
December 23, 2010

For the most part CityIS functions as a channel partner not as direct end-user customer, and we usually identify the end user and the end user’s technical requirements ourselves.  In fiscal 2009, CityIS was a channel partner of ours in the United Kingdom and approximately $1.6 million of the $1.7 million in revenue from CityIS related to 2010 annual maintenance, onsite and remote service renewal for Deutsche, an end user.  In the past, we sold certain maintenance and support services directly to Deutsche.  However, in 2009, Avistar sold these services through CityIS.  These were standard maintenance and services that are typically offered and sold by the Company in the normal course of business.

In addition, our agreement with CityIS, which was entered into in April 2008 terminated by its terms in June 2010.  While CityIS was a valued channel partner, we do not believe any element of our business is substantially dependent on them because we control our technology and have the capability to market and sell our products directly to the customer base served by our channel partners if and when necessary.

While Deutsche has been a long time direct end-user customer of Avistar, in 2009, revenue generated from Deutsche mainly consisted of:

o	Approximately $0.8 million from sale of Avistar C3 OCS connector product and related services – revenue recognized across 3 quarters from the second quarter of 2009 to the fourth quarter of 2009.

o	Approximately $0.2 million related to hardware sales of standardized product resulting from multiple purchase orders from different legal entities and sites within the Deutsche group.

o	Approximately $0.2 million related to multiple special project service orders.

The agreements with Deutsche and CityIS ordinarily accompany the kind of business conducted by Avistar and do not fall within any of the categories enumerated in Item 601(b)(10)(ii) because (i) no directors, officers, promoters, voting trustees or security holders named in the Form 10-K are parties to the agreements, (ii) the agreements do not represent continuing contracts to sell a major part of Avistar's products or services, (iii) the Agreements do not call for the acquisition or sale of any property, plant or equipment of Avistar and (iv) the agreements are not material leases. Although sales to each of these customers accounted for more than 10% of Avistar's sales, the agreements do not contain affirmative obligations on the part of either party to sell or purchase products.  Rather, the agreements contain general terms and conditions that govern any transactions that do occur between the parties.

[***]  Portions of this letter have been omitted pursuant to a request for confidential treatment filed pursuant to Rule 24-2 promulgated under the Securities Exchange Act of 1934, as amended, and the omitted portions represented by [***] have been separately filed with the Securities and Exchange Commission.

United States Securities and Exchange Commission
December 23, 2010

Accordingly, we believe that our current disclosure in the Form 10-K regarding our customer relationships in general, including our relationships with both customers, complies with Item 101 of Regulation S-K and provides investors with important information related to such relationships.

In addition, pursuant to Item 601(b)(10)(ii) of Regulation S-K, if a contract is of a sort that ordinarily accompanies the kind of business conducted by the company, it is deemed to be ordinary course and need not be filed unless, under subsection (ii)(B), it is a “contract upon which the registrant’s business is substantially dependent.”  The rule provides examples of substantial dependence such as “continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials,” or any “license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”  As explained above, the agreements with both CityIS and Deutsche are not “continuing contracts.”

Based on our experience with customers, we have concluded that all of our arrangements with customers for these products, the maintenance and service sales [arrangements or] agreements have been entered into in the ordinary course of our business.  The material terms and conditions of all such arrangements are standard.  Therefore, our agreements with CityIS and Deutsche are of a sort that ordinarily accompanies the kind of business conducted by Avistar.

For the reasons stated above, we respectfully submit that our agreements with CityIS and Deutsche are not required to be filed as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Operating Performance

Overview, page 25

2.
We note that in 2007 and 2008 you implemented corporate initiatives aimed at increasing product sales, expanding your customer deployments and support, improving your corporate efficiency and increasing your development capacity.  Please tell us, with a view towards future disclosure, how you considered expanding your Overview section in your quarterly and annual reports to provide an executive level discussion that addresses how your results of operations have been impacted as a result of changes in structure and any new corporate initiatives.  Refer to SEC Release No. 33-8350.

[***]  Portions of this letter have been omitted pursuant to a request for confidential treatment filed pursuant to Rule 24-2 promulgated under the Securities Exchange Act of 1934, as amended, and the omitted portions represented by [***] have been separately filed with the Securities and Exchange Commission.

United States Securities and Exchange Commission
December 23, 2010

We acknowledge the Staff’s comment and supplementally advise the Staff that the corporate initiatives implemented in 2007 and 2008 were part of a long term strategy to organize and position our Company for growth.   Except as discussed in the Results of Operations sections of MD&A, these initiatives have not had a material and consistent impact on our results of operations to date.  However, we will, in future filings of our annual reports on Form 10-K and quarterly reports on Form 10-Q, review and enhance the content and presentation of the Overview section to provide an analysis of the Company’s business and financial results and trends affecting the Company during the fiscal year or period, including a summary of the Company’s key business strategies and focus, any new corporate initiatives, and their impact on our results of operations.

Item 8. Financial Statements and Supplementary Data

General

3.
We note that on January 21, 2010, the Company sold substantially all of its patents and associated patent applications to Intellectual Ventures Fund 61 LLC (“IVF transaction”).  Tell us how you considered ASC 205-20-45 and ASC 360-10-45 in determining that classification of the operations of these patents and related licensing fees and settlements as discontinued operations was not necessary.  In your response, please explain if you consider the patent and patent applications sold to be a component of an entity.  Additionally, please describe the nature of the “license back” terms (i.e., your responsibilities under it, expected future cash flows, and its term), tell us the expected future cash flows and the remaining term of patents not sold in the transaction, and if you believe that this license back agreement and/or your retained patents constitute significant continuing involvement pursuant to ASC 205-20-45-1 and ASC 205-20-55.

The Company concluded  that classification of the operations of these patents and related licensing fees and settlements as discontinued operations under ASC 205-20-45 or ASC 360-10-45 was not necessary because (1)  the operation of the patents and related licensing fees and settlements (the “Intellectual Property Division” or the “IP Division”) have not been (nor will they be) eliminated from the ongoing operations of the entity rather they remain as an active operation of the Company; (2) Avistar will have significant continuing involvement in the operations of the IP Division after the transaction (as described below); and (3) the operation had not been disposed of nor was it held for sale.

[***]  Portions of this letter have been omitted pursuant to a request for confidential treatment filed pursuant to Rule 24-2 promulgated under the Securities Exchange Act of 1934, as amended, and the omitted portions represented by [***] have been separately filed with the Securities and Exchange Commission.

United States Securities and Exchange Commission
December 23, 2010

The IP Division has historically generated revenue and cash for the Company by monetizing the Company’s patents through patent sales, patent licensing, and/or patent infringement settlement and litigation. Therefore, the patent sale transaction with Intellectual Ventures Fund 61 (the “IVF transaction”) was a result of the IP Division’s revenue generating activities. The IVF transaction was not the result of the discontinuation of the IP Division’s operations, nor has it resulted in a discontinued operation of the IP Division.

The IP Division continues to operate actively as one of the Company’s ongoing operations, as disclosed in the segment reporting in the Company’s Form 10-Q for quarterly periods ended March 31, June 30 and September 30, 2010.

The Company continues to employ internal personnel, external legal counsel and external contractors to engage in patent prosecution activities with the United States Patent and Trademark Office related to the Company’s retained patents and patent applications as well as newly filed patent applications.

The IP Division continues to grow its patent portfolio and is actively engaged with various external parties to monetize the patent portfolio and explore new revenue opportunities.

As of January 2010 after the IVF transaction, the Company held one issued Canadian patent, one European patent application and four U.S. patent applications (as reported in the Company’s 2009 Form 10-K). The issued Canadian patent, that was not sold in the IVF transaction, has a remaining term through January 2019. The retained European patent application would have a remaining term through 2019 if it is issued as a patent. One of the four retained U.S. patent applications would have a remaining term through 2019, and the other three pending patents would have effective terms through 2029, if they become issued patents. Nine months later as of September 30, 2010, the Company’s patent portfolio increased to one issued U.S. patent (effective through January 2029), one issued Canadian patent (effective through January 2019), 18 U.S. patent applications and one European patent application (as reported in Item 2 of the Company’s Form 10-Q for quarter ended September 30, 2010). These were the result of the Company’s ongoing operation of its IP Division.

Following the IVF transaction, the Company continues to receive royalty income from the existing contracts that contain licenses to the sold and retained patents and patent applications.   The Company expects to receive approximately [***] in fiscal year 2011, [***] in fiscal year 2012, [***] in fiscal 2013 and [***] in fiscal 2014 under these contracts, based on currently available information at the time of filing this response.

[***]  Portions of this letter have been omitted pursuant to a request for confidential treatment filed pursuant to Rule 24-2 promulgated under the Securities Exchange Act of 1934, as amended, and the omitted portions represented by [***] have been separately filed with the Securities and Exchange Commission.

United States Securities and Exchange Commission
December 23, 2010

Under ASC 205-20-20, “a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.”

The Company is organized and operates as two operating segments: (1) the design, development, manufacturing, sale and marketing of networked video communications products (the Products Division) and (2) the prosecution, maintenance, support and generation of licensing revenue through license or sale of the Company’s intellectual property and technology, some of which is used in the Company’s products (the Intellectual Property Division).  The disclosure of these two operating segments is presented in accordance with ASC 280, Segment Reporting (ASC 280) in the notes to financial statements included in the Company’s Form 10-K and Form 10-Q.  Accordingly, under ASC 205-20-20, the Company would consider the Intellectual Property Division to be a component of an entity; the patent and patent applications sold to IVF were one of the results of the continuing operations of the Intellectual Property Division, they were not a component of an entity under ASC 205-20-20.

Section 4.4 License Back to Seller under Patents to the purchase agreement stated that “… Upon the Closing, Purchaser hereby grants to Seller and its Subsidiary, under the Patents, and for the lives thereof, a royalty-free, irrevocable, non-exclusive, non-sublicensable, right and license (“Seller License”) to practice the methods and to make, have made, use, distribute, lease, sell, offer for sale, import, export, develop and otherwise dispose of and exploit any Seller product or service covered by the Patents …”.. These terms have no physical delivery/issuance and no tangible value. There are no ongoing, undelivered or future performance obligations on either IVF or Avistar under these terms. There are also no future cash flows between Avistar and IVF under these terms. These “license back” terms merely allows the Company to operate within the agreed scope without the fear of litigation, they do not generate or guarantee any future cash flow for the Company.

ASC 205-20-55 provides implementation guidance to help an entity determine whether the two conditions described in ASC 205-20-45-1 are met and, if so, result in reporting the results of operations of a component of an entity in discontinued operations.  ASC 205-20-45-1 is intended to address the classification for “… a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9…”. As discussed above, the Company has concluded that its IP Division, which is the “component of an entity” in question, has not been disposed of nor was it held for sale, therefore we believe that both ASC 205-20-45-1 and ASC 205-20-55 are not applicable.

[***]  Portions of this letter have been omitted pursuant to a request for confidential treatment filed pursuant to Rule 24-2 promulgated under the Securities Exchange Act of 1934, as amended, and the omitted portions represented by [***] have been separately filed with the Securities and Exchange Commission.

United States Securities and Exchange Commission
December 23, 2010

Item 9a. Controls and Procedures, page 36

4.
We note your statement regarding the inherent limitations on effectiveness of controls indicating that “any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.”  In your response letter, please confirm, if true, that your certifying officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report.  In addition, confirm that you will provide conforming disclosure in future filings.  Note that in the alternative, you may omit from future filings the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of SEC Release No. 33-8238, Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.  This comment also applies to your quarterly reports on Form 10-Q.

We confirm that our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective, at a reasonable assurance level, as of the end of the period covered by the Form 10-K.  We also represent that our Chief Executive Officer and Chief Financial Officer will confirm, if true, that our disclosure controls and procedures are effective, at a reasonable assurance level, as of the end of the period covered by each of our future filings in accordance with Exchange Act Rule 13a-15(b).  Finally, the Company intends to omit the following statement from its Item 9a Controls and Procedures disclosure in future filings: “any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.”

Item 13. Certain Relationships and Related Transactions and Director Independence (incorporated by reference from the definitive proxy statement-filed April 30, 2010). page 41

5.
We note your disclosure that UBS Warburg LLC, a stockholder of Avistar, and its affiliates, have purchased systems and services that constituted 8% of your revenue for fiscal year 2009.  We note further that you have not disclosed the approximate dollar value of the amount involved in the transaction or transactions nor disclosed whether the purchases were made at arm’s length.  Please advise.  In addition, please tell us whether you have any agreements with these related parties that are required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

[***]  Portions of this letter have been omitted pursuant to a request for confidential treatment filed pursuant to Rule 24-2 promulgated under the Securities Exchange Act of 1934, as amended, and the omitted portions represented by [***] have been separately filed with the Securities and Exchange Commission.

United States Securities and Exchange Commission
December 23, 2010

We respectfully inform the Staff that the Company believes that the disclosure of percentage of our revenue is more meaningful to the investor and allows the investor to derive the value from the reported revenue.  The Company has also disclosed that sales to UBS Warburg LLC and its affiliates were made at arm’s length in Note 5 to the financial statements “Related Party Transactions”  in the Form 10-K, as follows (emphasis added):

“UBS Warburg LLC, which is an affiliate of UBS AG, is a stockholder of the Company and is also a customer of the Company. As of December 31, 2009 and December 31, 2008, UBS Warburg LLC held less than 5% of the Company’s stock. Revenue from UBS Warburg LLC and its affiliates represented 8%, 19% and 18% of the Company’s total revenue for 2009, 2008 and 2007, respectively.  Management believes the transactions with UBS Warburg LLC and its affiliates are at terms comparable to those provided to unrelated third parties. As of December 31, 2009 and December 31, 2008, the Company had accounts receivable outstanding from UBS Warburg LLC and its affiliates of approximately $191,000 and $350,000, respectively.”

The Company acknowledges the comment from the SEC, and will disclose the approximate value of the amount involved in the transaction(s) and whether the transactions with UBS Warburg LLC and its affiliates were made at arm’s length in its definitive proxy statement for fiscal year 2010.

However, we do not believe it is appropriate to include our agreements with UBS Warburg LLC and its affiliates as material contracts under Item 601(b)(10) of Regulation S-K.  Item 601(b)(10)(ii)(A) of Regulation S-K provides, in relevant part, that: "(ii) If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance: (A) any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price."  Our agreements with UBS Warburg LLC are agreements made in the ordinary course of business, and in 2009 UBS Warburg LLC held less than 5% of our stock and does not have representatives on our board of directors. Therefore, they are not related party contracts required to be filed pursuant to subsection (A) of Item 601(b)(10)(ii) of Regulation S-K.

[***]  Portions of this letter have been omitted pursuant to a request for confidential treatment filed pursuant to Rule 24-2 promulgated under the Securities Exchange Act of 1934, as amended, and the omitted portions represented by [***] have been separately filed with the Securities and Exchange Commission.

United States Securities and Exchange Commission
December 23, 2010

In our future filings, we will delete the disclosure that UBS Warburg LLC is a related party because it is not one of the enumerated persons identified in the definition of "related person" under Item 404(a) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules

(a)(3) Exhibits, page 39

6.
We are unable to locate disclosure that specifically incorporates previously filed exhibits into this 10-K.  Exhibits required to be filed by Form 10-K and Item 601 of Regulation S-K must be either filed with the Form 10-K or specifically incorporated by reference.  Although you have listed your exhibits and identified where they can be found, it appears that you have not incorporated them by reference into your Form 10-K.  Your language under Item 15 is unclear in this respect.  Please advise or revise.

We acknowledge the Staff’s comment and confirm that all exhibits listed under Item 15 of the Form 10-K were either filed with the Form 10-K or intended to be incorporated by reference.  In the Company’s future Form 10-K filings, the Company will include the following language under Item 15:

“The following exhibits are filed herewith or incorporated by reference.”

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Condensed Consolidated Statements of Operations, page 2

7.
We note that you classified the purchase price of the sale of your IVF transaction as revenue.  Please tell us how you considered revenue classification was appropriate versus classifying the amount as a disposal gain recorded pursuant to ASC 360-10-35-38 to 42.

We respectfully advise the Staff that the Company has concluded that classification of the purchase price of the sale of IVF transaction as revenue was appropriate based on the following analysis.

[***]  Portions of this letter have been omitted pursuant to a request for confidential treatment filed pursuant to Rule 24-2 promulgated under the Securities Exchange Act of 1934, as amended, and the omitted portions represented by [***] have been separately filed with the Securities and Exchange Commission.

United States Securities and Exchange Commission
December 23, 2010

The Company entered into a Patent Purchase Agreement (the “Agreement”) with Intellectual Ventures Fund 61 LLC (“IVF”) on December 18, 2009.

Under the Agreement, the Company agreed to sell all rights, title and interest in and to substantially all of the Company’s U.S. patents and patent applications, and related foreign patents and patent applications (“the Sale”) to IVF for a purchase price of $11 million.  The closing of this transaction and payment of the purchase price was subject to the satisfaction of customary closing conditions within 75 days of the date of the agreement.  Upon closing of the agreement, the Company was granted a royalty-free right and license for the sold patents.  These granted rights and licenses included rights for authorized agents and end users of the Company to form combinations with other products for certain authorized purposes.

On January 21, 2010, Avistar completed the Sale to IVF.  IVF’s right to terminate the patent purchase agreement for any reason expired unexercised on December 25, 2009, and the purchase price of $11 million was paid to Avistar by IVF on January 21, 2010.

In order to determine the accounting treatment for this arrangement, the Company considered the authoritative literature of FASB Concepts Statement No. 6, Elements of Financial Statements (“FASB CON 6”) and FASB ASC 985-605, Software Revenue Recognition (“ASC 985-605”).

FASB CON 6 paragraph 78 states that “Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.” Our IP Division has been and continues to operate as one of the Company’s ongoing major operations, even after the IVF transaction. The IP Division has historically generated revenue and cash for the Company by monetizing the Company’s patents through patent sales, patent licensing, and/or patent infringement settlement and litigation and will continue to in the future. It also has historically and will continue to contribute to the Company’s technology licensing activities.

Following the sale to IVF, the Company continues to receive the royalty income from other existing patent licenses such as the patent license agreement with Sony.  The Company continues to employ personnel in the IP Division. The IP Division continues to grow its patent portfolio and actively engage with various external parties to monetize the patent portfolio and explore new revenue opportunities.  For example, as of January 2010 after the IVF transaction, the Company held one issued Canadian patent, four U.S patent applications and one European patent application (as reported in the Company’s 2009 Form 10-K).  As of September 30, 2010, the Company’s patent portfolio increased to one issued U.S. patent, one issued Canadian patent, 18 U.S. patent applications and one European patent application (as reported in Item 2. of the Company’s Form 10-Q for the quarter ended September 30, 2010).

[***]  Portions of this letter have been omitted pursuant to a request for confidential treatment filed pursuant to Rule 24-2 promulgated under the Securities Exchange Act of 1934, as amended, and the omitted portions represented by [***] have been separately filed with the Securities and Exchange Commission.

United States Securities and Exchange Commission
December 23, 2010

Based on the above factors, the Company concluded that the Sale to IVF is a revenue generating activity, and therefore the sale proceeds should be recognized and disclosed as revenue.  The patents describe software processes based on actual software code, therefore ASC 985-605 was deemed appropriate based on the nature of the patents. Accordingly, the Company recognized revenue from this transaction once the revenue recognition criteria had been met in accordance with ASC 985-605.

According to FASB ASC 985-605-25-3, “If the arrangement does not require significant production, modification, or customization of software, revenue shall be recognized when all of the following criteria are met:

a.	Persuasive evidence of an arrangement exists.

b.	Delivery has occurred.

c.	The vendor’s fee is fixed or determinable.

d.	Collectibility is probable.”

As of January 21, 2010, the above revenue recognition criteria had been met as follows:

a.	Persuasive evidence of an arrangement exists – The Patent Purchase Agreement between the Company and IVF was signed by both parties on December 18, 2009.

b.
Delivery has occurred – The Company successfully transferred title in all of the patents included in the Agreement to IVF. There is no future performance and/or non-performance that would constitute a future deliverable by the Company to IVF. The “License Back” clause is effectively a covenant not-to-sue, which does not constitute a future deliverable from IVF.

c.	The vendor’s fee is fixed or determinable – The fee is fixed at $11 million payable to the Company upon closing of the Agreement and non-refundable.

d.	Collectibility is probable – The $11 million was received via a wire transfer on January 21, 2010.

[***]  Portions of this letter have been omitted pursuant to a request for confidential treatment filed pursuant to Rule 24-2 promulgated under the Securities Exchange Act of 1934, as amended, and the omitted portions represented by [***] have been separately filed with the Securities and Exchange Commission.

United States Securities and Exchange Commission
December 23, 2010

Given all the revenue recognition criteria were met, the Company recognized the entire proceeds from the IVF transaction as revenue in the first quarter of 2010.

The Company also considered the authoritative literature of ASC 360-10-35-38 to 42 which deals with measurement of expected disposal loss or gain for long-lived assets classified as held for sale.

As described above and in the response to Comment No.3, the Company has demonstrated that its IP Division continues to operate actively after the IVF transaction; therefore the accounting requirements related to discontinued operations are not applicable to the IVF transaction.

Patent prosecution, maintenance, support and generation of licensing revenue through license or sale of the Company’s intellectual property and technology are the core operating activities of the IP Division, and selling patents to external parties has always been one of the revenue generation strategies of the IP Division along with patent licensing and patent litigation. Whether and when the revenue would be generated through patent sales, patent licensing or patent litigation is driven by various factors including economic conditions, technology development and regulatory and legal environments.  Therefore, the IVF transaction was a result of a revenue generating activity.

The sale of patents to IVF is analogous to perpetual licensing of software by a software company to customers with a right to sue others for infringement of that technology transferred to the customer.  It is different from the scenario where a discontinued wafer manufacturing operation disposed of a group of machineries that was specifically designed and built for producing the wafers before the operation was discontinued, which in this scenario, the disposal of the machineries would be accounted for as disposal of long-lived assets. Patents in the IVF transaction could be likened to the wafer sold during the normal course of ongoing business, and not the group of machineries. Accordingly, we believe that the IVF transaction was not a disposal of long-lived assets.

Based on above, the Company concluded that ASC 360-10-35-38 to 42 is not applicable to the IVF transaction.

********

[***]  Portions of this letter have been omitted pursuant to a request for confidential treatment filed pursuant to Rule 24-2 promulgated under the Securities Exchange Act of 1934, as amended, and the omitted portions represented by [***] have been separately filed with the Securities and Exchange Commission.

United States Securities and Exchange Commission
December 23, 2010

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *

[***]  Portions of this letter have been omitted pursuant to a request for confidential treatment filed pursuant to Rule 24-2 promulgated under the Securities Exchange Act of 1934, as amended, and the omitted portions represented by [***] have been separately filed with the Securities and Exchange Commission.

United States Securities and Exchange Commission
December 23, 2010

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

If you have any questions regarding our responses, you may contact me at (650) 525-3339 or Miaw Chin Foong, Corporate Controller at (650) 525-3366 or Asaf Kharal of Wilson Sonsini Goodrich & Rosati (650) 320-4557. In addition, please provide a facsimile of any additional comments you may have to the attention of Asaf Kharal at (650-493-6811).

Thank you for your assistance.

Very truly yours,
/s/ Elias A. MurrayMetzger
Elias A. MurrayMetzger
Chief Financial Officer

cc:           Robert P. Latta, Esq., Wilson Sonsini Goodrich & Rosati
Asaf Kharal, Esq., Wilson Sonsini Goodrich & Rosati
Richard Bellucci, CPA, Burr Pilger Mayer, Inc.

[***]  Portions of this letter have been omitted pursuant to a request for confidential treatment filed pursuant to Rule 24-2 promulgated under the Securities Exchange Act of 1934, as amended, and the omitted portions represented by [***] have been separately filed with the Securities and Exchange Commission.